Exhibit 99.10

PRESS RELEASE

TotalEnergies SE appeals the 25 June 2026 judgment in the duty of vigilance climate case

Paris, 27 July 2026 – Following deliberation by its Board of Directors, TotalEnergies has decided to appeal the judgment rendered on 25 June 2026 by the Paris Judicial Court in the proceedings brought by certain associations under the French duty of vigilance law.

First, the Company considers, in line with the position taken by the Public Prosecutor’s Office in these proceedings, that climate change, as a global phenomenon, does not fall within the scope of the duty of vigilance law. The Public Prosecutor’s Office stated that climate change is a worldwide phenomenon which is “a matter for everyone, but essentially a responsibility of the international community of States”.

Second, the duty of vigilance law is intended to drive responsible corporate behaviour with respect to risks of harm resulting from companies’ own activities, those of their subsidiaries and those of their suppliers and subcontractors but does not encompass their clients’ activities over which companies do not have control. TotalEnergies does not decide whether a motorist chooses to drive a petrol-powered vehicle, use biodiesel, or drive an electric vehicle. However, TotalEnergies seeks to ensure that motorists have access to the energy they choose to use.

Imposing companies in energy, defense, aeronautics, or automotive sectors to control risks resulting from the use of their products by their customers does not appear to be consistent with the objectives of the law, or the principles of legal certainty and freedom to conduct business. In this respect, it should be noted that the European Corporate Sustainability Due Diligence Directive (CSDDD) does not include customers’ activities within its scope.

The Company will advance these arguments before the Paris Court of Appeal.

***

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).